             U.S. Securities and Exchange Commission
                     Washington, D.C.  20549

                          FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:         Date examination completed:

               811-07047                               02/28/2002

2.  State Identification Number:

          WI    not applicable

     AL        AK        AZ        AR        CA        CO
     CT        DE        DC        FL        GA        HI
     ID        IL        IN        IA        KS        KY
     LA        ME        MD        MA        MI        MN
     MS        MO        MT        NE        NV        NH
     NJ        NM        NY        NC        ND        OH
     OK        OR        PA        RI        SC        SD
     TN        TX        UT        VT        VA        WA
     WV        WI        WY        PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:

     The Marshall Funds, Inc.

4.   Address of principal executive office:
      (number, street, city, state, zip code)

     1000 North Water Street, Milwaukee, WI  53202

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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

 1.  All items must be completed by the investment company.

 2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

 3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

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                                                   MARSHALL FUNDS
                                                   Marshall Your Resources


           Management Statement Regarding Compliance With Certain
              Provisions of the Investment Company Act of 1940


We, as members of management of Marshall Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2002 and from August 31, 2001 through February 28, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2002 with respect to securities reflected in the investment accounts of the Funds.





/s/ John M. Blaser
------------------------------
John M. Blaser
President
Marshall Funds, Inc.



/s/ Brooke J. Billick
------------------------------
Brooke J. Billick
Secretary
Marshall Funds, Inc.



          Marshall Funds Investor Services  *  P.O. Box 1348
      1000 North Water Street  *  Milwaukee, Wisconsin  53201-1348

 1-800-236-FUND (3863)  *  1-414-287-8555  *  http://www.marshallfunds.com

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                        [ERNST & YOUNG LLP LETTERHEAD]


                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
The Marshall Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Marshall Funds, Inc. (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of February 28, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2002, without prior notice to management, and with respect to agreement of security purchases and sales, for the period from August 31, 2001 (the date of our last examination), through February 28, 2002;

     Confirmation of all securities held by Custodial Trust Company (Sub-custodian) on behalf of Marshall & Ilsley Trust Co. (Custodian);

     Confirmation of all securities held by institutions in book entry form at the Depository Trust Company;

     Reconciliation of all such securities to the books and records of the Funds and Marshall & Ilsley Trust Co.; and

     Agreement of security purchases and sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Marshall Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2002, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                       Ernst & Young LLP


Boston, Massachusetts
May 17, 2002